Exhibit 99.9
Appraisal of
Post Ridge Apartments
595 Hicks Road
Nashville, Tennessee
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373    Fax: 214.635.2777

October 28, 2011
Mr. Trent Johnson
Vice President
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237
Re:	Post Ridge Apartments 595 Hicks Road Nashville, Tennessee
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of October 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The property was originally appraised as of February 17, 2011, the results of which were communicated in a Self-contained Appraisal Report dated March 21, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of this update are communicated in a Restricted Use Appraisal Report dated June 3, 2011 (the “Prior Update”).
This appraisal report addresses changes that have occurred subsequent to the date the Original Report and Prior Update were prepared. The scope of this update appraisal assignment included the collection, confirmation and analyses of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Original Report. The Property was not inspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Original Report.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373    Fax: 214.635.2777

Mr. Trent Johnson Concap Equities, Inc.	October 28, 2011 Page 2
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the subject property consists of a 26.64-acre site improved with a 150-unit garden-style apartment complex containing 223,340 square feet of rentable area. Additional site improvements include outdoor swimming pool, playground, BBQ grills, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Post Ridge Apartments, is classified as a Class B/C apartment community by local market standards. The property, originally developed in 1973, is operating at stabilized occupancy and according to discussions with property management, is in average physical condition in comparison to substitute properties of similar age and characteristics.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Post Ridge Apartments, as of October 1, 2011, is:
NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($9,500,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.
2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.
3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.
4.	Responsible ownership and competent property management are assumed.
5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.
6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.
7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.
8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.
9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.
10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.
11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.
12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.
14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.
15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.
16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.
18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the Post Ridge Apartments (the “Property”) as of October 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The property was originally appraised as of February 17, 2011, the results of which were communicated in a Self-contained Appraisal Report dated March 21, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of this update are communicated in a Restricted Use Appraisal Report dated June 3, 2011 (the “Prior Update”). This Restricted Use Appraisal Report further updates the Original Report, provides an abbreviated level of detail and is intended to be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Original Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
We, Steven J. Goldberg, MAI, and Robert T. Don, certify that to the best of our knowledge and belief:
•	The statements of fact contained in this report are true and correct.
•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.
•	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.
•	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
•	Our compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
•	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
•	No one other than the undersigned provided significant professional assistance to the persons signing this report.
•	I, Steven J. Goldberg, MAI, have completed the requirements of the continuing education program of the Appraisal Institute
•	As of the date of this report, Robert T. Don has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
•	We have extensive experience in the appraisal of similar types of property.
•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.
•	Steven J. Goldberg, MAI, CCIM has been issued a Temporary Practice License by the State of Tennessee to appraise the subject property (Permit #56325).
•	Robert T. Don has been issued a temporary appraiser practice permit by the State of Tennessee to conduct an appraisal of the subject property (Permit #56324).

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Post Ridge Apartments Nashville, Tennessee	October 28, 2011 Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Post Ridge Apartments

Address:	595 Hicks Road Nashville, Tennessee

Location:	The Property is located at the southwest corner of Sawyer Brown and Hicks Road, approximately one-quarter mile south of I-40, in the Bellevue neighborhood of Nashville, Davidson County, Tennessee. The Property is generally situated in the southwestern portion of the Nashville metropolitan region, approximately 13 miles southwest of the Nashville Central Business District. Neighborhood conditions and composition are assumed to be similar to those reported in the Original Report.

Tax Identification Number:	128-00-0-099.00 (Davidson County Property Appraiser’s Office)

Description:	Land: The subject site consists of a single tax parcel that, according to public records, contains a total land area of 26.64± acres, or 1,160,438 square feet. The site is generally irregular in shape and the topography of the site is level to steeply sloping.

Improvements: A complex of 21 two-story residential buildings containing 150 garden-style apartment units with 223,340 square feet of rentable area. Additional site improvements include outdoor swimming pool, playground, BBQ grills, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Post Ridge Apartments, is classified as a Class B/C apartment community by local market standards. The property, originally developed in 1973, is operating at stabilized occupancy and at the time the Original Report was prepared, observed to be in average physical condition in comparison to substitute properties of similar age and characteristics. The current physical condition of the Property is assumed to be similar to that reported in the Original Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	October 1, 2011

Highest and Best Use:	Continued use of the existing improvements
COGENT Realty Advisors, LLC

Post Ridge Apartments Nashville, Tennessee	October 28, 2011 Addenda Page 2
SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

VALUATION	Current (10/1/2011)	Prior Update (5/31/2011)	Original Report (2/17/2011)
Income Capitalization	$9,500,000	$9,500,000	$9,400,000
Stabilized NOI	$689,664	$688,943	$679,166
Cap Rate	7.25%	7.25%	7.25%
Value per Unit	$63,333	$63,333	$62,667
Value per Sq Ft	$42.54	$42.54	$42.09

Sales Comparison	$9,000,000	$9,000,000	$9,000,000
Value per Unit	$60,000	$60,000	$60,000
Value per Sq Ft	$40.30	$40.30	$40.30

Concluded Value	$9,500,000	$9,500,000	$9,400,000
COGENT Realty Advisors, LLC

Post Ridge Apartments Nashville, Tennessee	October 28, 2011 Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the “Multi Housing Market Report” (Fall 2011) prepared by Apartment Realty Advisors, Marcus & Millichap “Nashville Apartment Market Research Report” (Fourth Quarter 2010) and RED Capital Group (Third Quarter 2010 and 1st Quarter 2011), and “PWC Real Estate Investor Survey Third Quarter 2011” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged in 2010, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, in migration and lower unit turnover. Ongoing single-family foreclosures, rental demand from the Generation Y/Echo-boomers and a limited pipeline of new supply are sustaining the robust recovery in the national apartment market through the third quarter of 2011. Amid these positive factors, however, stale job growth and “persistently high” unemployment remain potential hazards to an enduring expansion.
Effective rent growth turned positive for the U.S. apartment market in 2010, growing 2.3%, based on data by Reis. Amid a stop-and-start economic recovery, effective rents inched up just under 1.0% during the first half of 2011, a level similar to a year ago. Still, Reis forecasts accelerated rent growth during the second half of this year, bringing the annual average to 3.8% as additions to supply remain modest. On average, apartment inventory increased by roughly 114,000 new units annually between 2007 and 2010. In contrast, Reis estimates new supply to total 40,330 units for 2011, or just 35.0% of the prior four-year average. Some investors believe demand will continue to outpace supply while others are more cautious with regard to overbuilding.
Vivid improvements in fundamentals and a historically low cost of capital propelled transaction volume despite steep competition among eager buyers. In the second quarter 2011 alone, total sales volume approached $14.0 billion, a level not seen since early 2008, as per Real Capital Analytics. Due to the large number of well-capitalized investors seeking quality product, this market’s average overall capitalization rate dipped below 6.0% in the third quarter for the first time since midyear 2008. While most investors still favor core assets, nearly one fourth of total sales in the past year included some level of distress.
     NASHVILLE APARTMENT MARKET: The Nashville economy is still showing consistent growth, as employment in the metro area has expanded at a healthy rate, with payrolls climbing 1.4% from a year ago. The key sectors of education/healthcare and professional/business services have been driving the growth. Payrolls in both sectors are at all-time highs, with growth measuring 2.9% and 2.5% from a year ago respectively. Unemployment is also below the national metric, measuring 8.5% in May 2011. With Nashville’s strong demographics and strength in key sectors, employment growth is expected to accelerate in the coming years and measure amongst the top in the nation.
COGENT Realty Advisors, LLC

Post Ridge Apartments Nashville, Tennessee	October 28, 2011 Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
The addition of nearly 22,243 jobs during the 12 months ending August 2011 will drive improvements in Nashville apartment property performance this year. Recent hiring has generated robust tenant demand, reducing vacancy from nearly 10 percent at the end of 2010 to less than 7 percent after the first three months of 2011.
The Nashville apartment market remained robust in the second quarter 2011, as absorption was positive for the eighth consecutive quarter. While the metro area is still seeing the remnants of the prior cycle’s supply pipeline, absorption has been strong enough to lower vacancies. Vacancies measured 6.4% in the second quarter 2011, over 200 basis points lower than a year ago and over 300 basis points off their peak. Though absorption is expected to taper to more normalized levels in the coming years, the supply pipeline will slow as well, allowing vacancies to fall to the mid 3% range before stabilizing near 4% in 2015. Effective rents have appreciated in each of the last six months as a result of this strong demand. Effective rents are currently at a new peak, some 2.1% higher than a year ago. Rent growth is expected to continue as vacancies continue to fall.
Owners continue to leverage lower vacancy to implement rent increases and withdraw concessions that had risen to nearly one month of free rent during the recession. Renter demand has been especially strong for new upper-tier properties, and nearly 900 units were completed in the first quarter 2011, among the highest three-month totals in the past 10 years. Construction on these complexes commenced before the market started to improve last year. More than 1,500 units started construction in 2011 and should be completed sometime in 2012. Most of the new construction is concentrated in the Franklin and West End/Downtown submarkets.
Following a significant slowdown during the economic downturn, transaction velocity has recovered. New, well-functioning properties under varying degrees of financial distress typically attract qualified, large investors with either considerable cash to deploy or access to financing. A limited appetite for reclamation projects is apparent in recent deals, but additional market-wide rent growth and vacancy reductions in the months ahead could generate significant opportunities to strengthen asset performance. Among other opportunities, investors will remain attracted to properties adjacent to the numerous colleges and universities in the metro, including Vanderbilt and Middle Tennessee State University in Murfreesboro.
Within the subject competitive market, the rent comparables report stable occupancy levels over the intervening time period since the Original Report and Prior Update were prepared, with average occupancy for the competitive set remaining at 92% as of October 2011. During this same time frame, rental rates appear to have increased slightly.
CONCLUSION: Market conditions appear to have bottomed. Occupancy levels are on a moderate upward trend that has resulted in firming rent rates, primarily in the form of reduced concessions. Occupancy and rent levels should continue to firm into the foreseeable future. Investor interest has increased over the past year. Firming occupancy levels coupled with anticipated rent growth will continue to encourage investors to target properties in the local market.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.
(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.
(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.
(4)	Overall Capitalization Rate is developed.
(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of rents charged by substitute and competitive properties in the influencing market area suggest that the Property’s quoted rent structure is within market parameters. Review of the Property’s current rent roll indicates that recent leases are being consummated at or near the quoted rents. The following chart illustrates the Property’s economic rent potential by floor plan as determined by an analysis of actual rents achieved at the Property and review of rents commanded by competitors in the area.
DERIVATION OF GROSS RENT POTENTIAL

Unit Type	Plan	Mix	Size (SF)	Total Area	Average Rent	Per SF	Annual Rent
2Bedroom/2Bath	2A20	56	1,375	77,000	$859	$0.625	$577,369
2Bedroom/2.5Bath	2A25	21	1,280	26,880	$876	$0.684	$220,669
2Bedroom/3Bath	2A30	24	1,580	37,920	$1,002	$0.634	$288,432
3Bedroom/2Bath	3A20	24	1,550	37,200	$941	$0.607	$270,959
3Bedroom/2.5Bath	3A25	12	1,550	18,600	$935	$0.603	$134,640
3Bedroom/3Bath	3A30	13	1,980	25,740	$1,048	$0.529	$163,500

Totals/Average		150	1,489	223,340	$920	$0.618	$1,655,569
The subject has been able to maintain its fair share of occupancy within the competitive market. Market fundamentals are improving and recovering from the weakness experienced during the recent recession. The subject is currently 96% occupied and 92% leased. The average occupancy over the trailing 12-month period equates to 92.7%. The property is very competitive in the market competes effectively with other apartment product in the influencing area.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
Given the Property’s current occupancy level and improvement noted in overall market conditions over the past year, a combined vacancy and collection loss allowance of 5% is projected for the appraised fiscal year.
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through September 2011 and the 2011 year-to-date operating history through September 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we examined and considered comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	2009		2010		T12 (Thru 9/2011)		2011 YTD (Annualized)
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Annualized	Per Unit
INCOME:
Gross Potential Rent (Market Rent)	$1,562,933	$10,420	$1,572,610	$10,484	$1,638,781	$10,925	$1,665,041	$11,100
Loss to Lease	$0	$0	$(55,989)	$(373)	$(94,376)	$(629)	$(118,796)	$(792)
Vacancy/Collection Loss	$(93,376)	$(623)	$(71,607)	$(477)	$(120,026)	$(800)	$(131,525)	$(877)
Administrative Units & Other	$(9,678)	$(65)	$(9,828)	$(66)	$(9,868)	$(66)	$(9,855)	$(66)
Concessions	$(46,514)	$(310)	$(49,800)	$(332)	$(49,741)	$(332)	$(44,769)	$(298)
Utility Recovery	$84,925	$566	$119,843	$799	$115,181	$768	$115,143	$768
Other Income	$65,467	$436	$48,947	$326	$75,894	$506	$83,112	$554

Effective Gross Income	$1,563,757	$10,425	$1,554,176	$10,361	$1,555,845	$10,372	$1,558,351	$10,389

EXPENSES:
Payroll and Benefits	$240,075	$1,601	$195,841	$1,306	$164,510	$1,097	$181,780	$1,212
Repairs & Maintenance	$106,459	$710	$101,809	$679	$102,325	$682	$101,407	$676
Environmental Costs	$400,541	$2,670	$336,781	$2,245	$232,479	$1,550	$195,503	$1,303
Administration	$55,628	$371	$56,121	$374	$74,614	$497	$82,963	$553
Management Fees	$76,361	$509	$76,674	$511	$76,064	$507	$76,272	$508
Utilities	$97,551	$650	$160,936	$1,073	$176,686	$1,178	$182,392	$1,216
Turnover Expenses	$24,262	$162	$23,346	$156	$33,491	$223	$32,788	$219
Insurance	$67,359	$449	$58,773	$392	$52,869	$352	$52,301	$349
Real Estate Taxes	$100,282	$669	$88,288	$589	$95,019	$633	$97,263	$648
Marketing/Leasing	$39,472	$263	$40,024	$267	$35,598	$237	$33,263	$222
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

Total Expenses	$1,207,990	$8,053	$1,138,593	$7,591	$1,043,655	$6,958	$1,035,931	$6,906

NET OPERATING INCOME	$355,767	$2,372	$415,583	$2,771	$512,190	$3,415	$522,420	$3,483
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Pro Forma	Per Unit	% of GPR
Gross Potential Rent	$1,655,569	$11,037	100.0%
Loss to Lease	$(115,890)	$(773)	-7.0%
Vacancy/Collection Loss	$(99,334)	$(662)	-6.0%
Administrative Units & Other	$(9,900)	$(66)	-0.6%
Concessions	$(41,389)	$(276)	-2.5%
Utility Recovery	$116,250	$775	7.0%
Other Income	$78,750	$525	4.8%

Effective Gross Income	$1,584,056	$10,560	95.7%

			% of EGI
Payroll and Benefits	$172,500	$1,150	10.9%
Repairs, Maintenance & Contract Services	$102,000	$680	6.4%
Environmental Costs	$75,000	$500	4.7%
Administration	$60,000	$400	3.8%
Management Fees	$55,442	$370	3.5%
Utilities	$172,500	$1,150	10.9%
Turnover Expenses	$24,750	$165	1.6%
Insurance	$52,500	$350	3.3%
Real Estate Taxes	$97,200	$648	6.1%
Marketing/Leasing	$37,500	$250	2.4%
Reserves	$45,000	$300	2.8%

Total Expenses	$894,392	$5,963	56.5%

Net Operating Income	$689,664	$4,598	43.5%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: The comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 7.0% to 8.4%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Sale No	1	2	3	4	5
Property Name	Franklin Oaks	The Overlook	Centerchase	Twin Oaks	Legacy Village
Date of Sale	5/29/2009	5/3/2010	3/21/2011	8/31/2011	9/6/2011
Year Built	1987	1997	1985	1986/2000	2002
Cap Rate	7.3%	7.0%	8.4%	7.3%	7.4%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Of the properties illustrated above, Franklin Oaks is most similar in age. Franklin Oaks and Twin Oaks are most similar with respect to net operating income performance. Review of recent sales data indicates that there has been no material change in capitalization rates between the dates the Original Report and Prior Update were prepared. Based on recent sales data, a market-derived capitalization rate in the range of approximately 7.0% to 7.5% is considered reasonable for the Property.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor, Third Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	4.75% — 14.00%	Range
	8.34%	Average
Overall Capitalization Rate	3.75% — 10.00%	Range
	5.98%	Average
Terminal Capitalization Rate	4.75% — 9.75%	Range
	6.38%	Average
Source: PWC Real Estate Investor Survey, 3rd Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate as market fundamentals stabilized. The 3rd quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q11	5.98%	-12
2Q11	6.10%	-19
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
Source: PWC Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 7.0% to 8.4% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 5.98%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate in the range of approximately 7.0% to 7.5% is suggested for the subject property. A capitalization rate of 7.25% is concluded.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 9
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 7.25%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$689,664	÷	7.25%	=	$9,512,608
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of October 1, 2011, by application of the Income Capitalization Approach, is rounded to:
NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($9,500,000)
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 10
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity has remained strong over the past 12 months and there is increasing investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a credible value for the Property via comparative analysis.
Numerous sales of apartments in the Nashville metropolitan area have occurred subsequent to the date the Original Report and Prior Update were prepared. It is noted however that few sales of truly comparable properties have occurred during this time frame. Many of the noted sales transacting consist of newer and superior Class A and B product or inferior Class C properties that were distressed in some way and purchased for their value add potential.
The sales outlined in the following chart are considered representative of current market activity for property similar to the subject of this appraisal. In addition to several of the sales transactions previously outlined in the Prior Update namely Franklin Oaks, Overlook and Centerchase, two other sales are presented and considered in the current valuation analysis. The sales data summarized in the table below and plotted on the map that follows are utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 11
SALES COMPARISON APPROACH SUMMARY (Continued)
SUMMARY OF APARTMENT SALES

Sale No.	1	2	3	4	5
Project Name	Franklin Oaks	The Overlook	Centerchase	Twin Oaks	Legacy Village
Address	300 N. Royal Oaks	727 Bell Road	1901 Murfreesboro	100 Antioch Pike	3700 Old Greenbrier Pike
Location	Franklin, TN	Nashville, TN	Nashville, TN	Nashville, TN	Springfield, TN
Type	Garden	Garden	Garden	Garden	Garden
Buyer	Covenant Capital Group	Olympus Property	PC Canterchase, LLC	Global State Partners	Webb Foundation, Inc.
Seller	AIMCO	G&IIV Hickory Hollow, LP	C-C Canterchase LLC	Twin Oak Assoicates	Powers Family Trust
Sale Price	$31,900,000	$26,150,000	$9,100,000	$18,400,000	$11,626,380
Date of Sale	05/29/09	05/03/10	03/21/11	08/31/11	09/06/11
Year Built	1987	1997	1985	1986/2000	2002
Occupancy	93%	91%	100%	98%	98%
No. of Units	468	452	235	323	212
No. of Stories	2.0	3.0	3.0	3.0	2.0
Net Rentable Area (NRA)	372,652	420,958	372,896	342,046	226,822
Average Unit Size (SF)	796	931	1,587	1,059	1,070
Effective Gross Income	$4,478,226	$3,671,100	$1,619,712	$3,244,018	$1,824,787
Operating Expenses	$(2,165,476)	$(1,840,600)	$(852,480)	$(1,893,458)	$(965,000)

Net Operating Income	$2,312,750	$1,830,500	$767,232	$1,350,560	$859,787
NOI Per Unit	$4,942	$4,050	$3,265	$4,181	$4,056
EGIM	7.12	7.12	5.62	5.67	6.37
OER	48%	50%	53%	58%	53%
Overall Capitalization Rate (OAR)	7.3%	7.0%	8.4%	7.3%	7.4%
Price Per Unit	$68,162	$57,854	$38,723	$56,966	$54,841
Price Per SF	$85.60	$62.12	$24.40	$53.79	$51.26
IMPROVED SALES MAP
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 12
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Franklin Oaks	The Overlook	Centerchase	Twin Oaks	Legacy Village
Address	300 N. Royal Oaks Franklin, TN	727 Bell Road Nashville, TN	1901 Murfreesboro Nashville, TN	100 Antioch Pike Nashville, TN	3700 Old Greenbrier Pike Springfield, TN
Sale Date	5/29/2009	5/3/2010	3/21/2011	8/31/2011	9/6/2011

Price per Unit	$68,162	$57,854	$38,723	$56,966	$54,841

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$68,162	$57,854	$38,723	$56,966	$54,841
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$68,162	$57,854	$38,723	$56,966	$54,841
Time	5.00%	3.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$71,571	$59,590	$38,723	$56,966	$54,841

Location	0%	0%	0%	0%	0%
Physical Characteristics	-25%	-30%	-20%	-20%	-30%
Average Unit Size	35%	25%	0%	25%	25%
Amenities	-5%	-5%	0%	-5%	-5%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	5%	-10%	-20%	0%	-10%

Adjusted Price per Unit	$75,149	$53,631	$30,979	$56,966	$49,357
Prior to adjustments, the comparable sales range in price from approximately $38,723 to $68,162 per unit. After considering applicable adjustments, the sales prices fall within a range of $30,979 to $75,149 per unit. The mean and median adjusted sales price equates to $53,212 and $53,631 per unit. Sale 1 and Sale 4 received the least adjustments and have been accorded the most weight in our value conclusion.
Based on the data considered and implementation of applicable adjustments, a value of $60,000 per unit is concluded. The resulting overall property value indication is $9,000,000, calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value

150	x	$60,000	=	$9,000,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of October 1, 2011, by application of the Sales Comparison Approach, is:
NINE MILLION DOLLARS
($9,000,000)
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 13
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Post Ridge Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$9,500,000
The Sales Comparison Approach	$9,000,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: An adequate number of recent transactions involving the sale of similar properties were available for review. The relevant indicators derived from the sale of these similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach produces a reasonable indication of value for the Property and is utilized as a means of support to the value conclusion rendered via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Post Ridge Apartments, free and clear of financing, as of October 1, 2011 is:
NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($9,500,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 14
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Post Ridge Apartments	October 28, 2011
Nashville, Tennessee	Addenda Page 15
ROBERT T. DON
SENIOR APPRAISER
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1977 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC